Exhibit 99.17

Consent of Richard J. Lambert

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the El Morro, Region III, Chile” dated March 23, 2012, the technical report entitled “Technical Report on Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010, the technical report entitled “Technical Report on the Mesquite Mine, Imperial County, California, USA” dated February 28, 2014, and the technical report entitled "Technical Report on the Peak Gold Mines, New South Wales, Australia" dated March 25, 2013, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 28th day of March, 2014

“Richard Lambert”
Name:	Richard J. Lambert, P.E.
Title:	Principal Mining Engineer
Executive Vice-President